

August 1, 2011

Via E-mail
Ms. Maria Rueda
Chief Financial Officer
Heartland Payment Systems, Inc
90 Nassau Street
Princeton, NJ 08542

> **Re:** **Heartland Payment Systems, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 10, 2011**
> **File No. 001-32594**

Dear Ms. Rueda:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 3. Processing System Intrusion, page 95

1. We note your discussion regarding the various settlement agreements entered into as a result of the Processing System Intrusion. We further note your Item 3 disclosures beginning on page 41 where you discuss various other claims resulting from the Processing System Intrusion. Please tell us your consideration to also disclose, in the notes to the financial statements, those specific matters discussed elsewhere in your filing consistent with the requirements of ASC 450-20-50 or tell us why you believe such disclosure is not necessary.

2.   In addition, you disclose on page 97 that additional costs you expect to incur for legal
        fees and costs for defending various clams and action associated with the Processing
        System Intrusion will be recognized as incurred and such costs could be material and
        could adversely impact your financial statements. However, it is unclear if there are
        reasonably possible losses related to the settlement agreements disclosed in Note 3 or
        related to the specific claims and actions discussed in Item 3.   If there is at least a
        reasonable possibility that losses exceeding amounts already recognized may have been
        incurred, you must either disclose an estimate of the additional losses or range of loss, or
        state that such an estimate cannot be made, or if true, state that the estimate is immaterial
        with respect to your financial statements as a whole. Please refer to ASC 450-20-50 and
        Interpretive Response to Question 2 of SAB Topic 5Y and provide the proposed revised
        disclosures you intend to include in your future filings.

Note 18. Commitments and Contingencies, page 115

3.   We note your discussion regarding various "other legal proceedings" in your Item 3
        disclosures. Please tell us your consideration to include a discussion of the specific
        matters disclosed on pages 45 and 46 in the notes to the financial statements consistent
        with the requirements of ASC 450-20-50 or tell us why you believe such disclosure is not
        necessary. In addition, for each of the specific matters discussed, tell us the current
        status; the amounts accrued, if any; the reasonably possible loss or range of loss; and for
        those that have settled, tell us the amount of such settlements and explain further your
        disclosures in the March 31, 2011 Form 10-Q where you indicate the settlement amounts
        were "immaterial in amount and significance."

4.   In addition, we note your disclosures on page 115 where you state "the results of any of
        these ordinary course matters, individually or in the aggregate, are not expected to have a
        material effect on the results of operations, financial condition or cash flows." With
        regards to this disclosure, please explain further the following and provide us with the
        proposed disclosures you intend to include in future filings to address these matters:

        •   Explain your reference to "ordinary course matters." Tell us if you have considered
            all claims, lawsuits, investigations and proceedings, including unasserted claims,
            which are probable of being asserted, in your disclosures and assessments. Also,
            clarify whether this reference also includes the specific matters discussed on pages 45
            and 46;
        •   In addition, your reference to "results" is unclear. For example, it is unclear whether
            this phrase suggest that the accrued amount is immaterial, the range of reasonably
            possible loss in excess of the amount accrued is immaterial, or something else; and
        •   If there is at least a reasonable possibility that losses exceeding amounts already
            recognized may have been incurred, you must either disclose an estimate of the
            additional losses or range of loss, or state that such an estimate cannot be made, or if
            true, state that the estimate is immaterial with respect to your financial statements as a
            whole. Please tell us how your disclosures comply with ASC 450-20-50 and
            Interpretive Response to Question 2 of SAB Topic 5Y.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief